Exhibit 6.5

ENGAGEMENT LETTER

November 1, 2016

Mr. Roger Burks

Interim-CFO

Mr. Gary C. Evans

Chairman and CEO

Energy Hunter Resources, Inc.

1048 Texan Trail

Grapevine, Texas 76051

rburks@energyhunter.energy

gevans@energyhunter.energy

Dear Roger and Gary,

This engagement letter (the “Engagement Letter”) sets forth the terms under which WG Consulting, LLC (“we” or “the Firm” or “WG”) will provide certain consulting services to you, Energy Hunter Resources, Inc. (“you” or the “Client”), in connection with the services (the “Engagement”) as detailed below.

Scope of Services

The detailed scope of services to be provided to you under the terms of this Agreement is outlined in the Statement of Work attached as Appendix A (collectively, the “Services”).

Professional Fees and Expenses

We will undertake the Engagement and provide the Services on an hourly rate basis, unless specifically noted as fixed fee. The hourly billing rates and fixed fees or other consideration are detailed in Appendix A.

WG’s lead client professional for this Engagement will be Todd Rimmer, Executive Managing Director/President, who will be your primary point of contact for all matters related to the Services.

In the event that additional personnel are needed to perform the Services, such personnel will only be added to the Engagement on a case-by-case basis upon approval by you. Any additional personnel and their respective bill rates will be made through a separately executed amendment to Appendix A or other mutually agreeable documentation.

In addition to the Firm’s consulting fees described above (collectively, the “Fees”), Client agrees to be responsible for all reasonable out-of-pocket expenses incurred by the Firm personnel on the Client’s behalf (collectively, “Expenses”). Expenses include, but are not limited to, reproduction charges, courier and messenger fees, and long distance telephone and facsimile charges. Expenses will be separately stated from the Fees on all invoices.

Wedge International Tower • 1415 Louisiana • Suite 3500 Houston, TX 77002 Phone 713-357-4900

Billing

WG will bill you weekly for the Services provided and Expenses incurred, and weekly statements will be mailed and/or emailed to you at the addresses at the top of this Engagement Letter, unless you instruct us otherwise. All invoices will set forth the WG personnel involved in rendering the Services, date of the Services performed, and the related Fees and Expenses. If you have any special procedures relating to our submission of invoices, please let us know prior to the execution of this Engagement Letter.

Acknowledgements

This Engagement Letter may only be amended by a written document signed by both parties referencing this Engagement Letter.

Right to Hire

It is not our intent to provide personnel for direct hire; however, should you hire or contract directly or indirectly with our personnel or contractors that provided Services to you under this Engagement Letter or any other engagement letter, you agree to pay us a Fee equal to 25% of the annualized compensation of the individual hired or contracted with which will be earned by us on the hire or start date and billed in accordance with our standard billing practices.

Other Matters

This Engagement Letter is subject to the General Terms & Conditions attached hereto as Appendix B, which will be controlling in the event of any conflict with this Engagement Letter.

We look forward to the opportunity of serving you. Please confirm your agreement with the above by signing and returning a copy of this Engagement Letter.

Very Truly Yours,

For WG Consulting, LLC	For Energy Hunter Resources, Inc.
By:	By:

Todd Rimmer	Roger Burks & Gary C. Evans
Title: Executive Managing Director/President	Titles: Interim-CFO & Chairman and CEO

Date:	Date:

Wedge International Tower • 1415 Louisiana • Suite 3500 Houston, TX 77002 Phone 713-357-4900

APPENDIX A

Statement of Work

Assigned Professionals and Rates

Name	Bill Rate	Start Date	End Date
General Acct. Support	$100 - $150 / hour	TBD
Technical Acct. Support	$150 - $250 / hour	TBD
Outsourced Accounting	Fixed fee / month	TBD
Exec Managing Director	$300 / hours	As needed

Services:

We will provide services in the following areas:

•	General Accounting Support: It is our understanding that the Client currently has limited accounting personnel. We can assist the Client on an as needed basis with recurring monthly tasks, including but not limited to, monthly and quarterly close and reporting, general ledger maintenance, payables processing, etc... The hourly rate will be determined by the specific service provided.

•	Technical Accounting Support: We will provide technical support on an as needed basis in order to support the Client’s accounting/finance function. These services may pertain to, but are not limited to, public offerings, buy/sell transactions, contracts, audit preparation and policy/position documentation. The hourly rate will be determined by the service provided, complexity and required skill-set of the consultant.

•	Outsourced Accounting: We can perform specific accounting functions for the Client. These functions will be identified through the completion of the BPO Questionnaire. Our fees for these services will be based on operational information provided by the Client. The cost per month may be adjusted as services are added/removed from the outsource scope and as operational metrics change. Any consulting services outside of the scope of the identified outsourced functions will be covered by the General or Technical Accounting Support rates.

Wedge International Tower • 1415 Louisiana • Suite 3500 Houston, TX 77002 Phone 713-357-4900

•	Executive Managing Director: This rate is specific to Todd Rimmer. He will provided services on an as needed basis at the direction of the Client.

For WG Consulting, LLC	For Energy Hunter Resources, Inc.
By:	By:

Todd Rimmer	Roger Burks & Gary C. Evans
Title: Executive Managing Director/President	Titles: Interim-CFO & Chairman and CEO

Date:	Date:

Wedge International Tower • 1415 Louisiana • Suite 3500 Houston, TX 77002 Phone 713-357-4900

Appendix B

ENGAGEMENT LETTER

GENERAL TERMS & CONDITIONS

These General Terms & Conditions set forth additional terms and conditions pursuant to which WG will provide the Services to Client. The specific engagement scope and pricing is separately documented in the engagement letter dated (November 1, 2016), including Appendix A thereto, between the parties (collectively, the “Engagement Letter”). Unless the context requires otherwise, all references herein to this “Agreement” mean these General Terms & Conditions, together with the Engagement Letter. Capitalized terms not defined herein shall have the meanings ascribed to them on the Engagement Letter.

1.	Location. Services will be performed at sites mutually agreed to by the parties.

2.	Rights of Title. All work papers, programs, manuals, discs, tapes, listings and any other material prepared exclusively under this Agreement by WG (collectively, “Client Work Product”) shall belong exclusively to Client upon fulfillment of Client’s obligations under this Agreement. Upon fulfillment of Client’s obligations under this Agreement Client shall have the right to obtain from WG, and to hold in Client’s name all copyrights, trademarks, patents or other protection Client may deem appropriate to protect the Client Work Product. WG agrees to give Client reasonable assistance, at Client’s expense, required to protect the rights set forth in this paragraph. Notwithstanding the foregoing, Client acknowledges that WG has the right to maintain copies of the Client Work Product in its files; however, WG will not provide or disclose any Client Work Product to third parties without the prior written authorization of Client unless WG is subpoenaed to do so. Notwithstanding the foregoing, the term “Client Work Product” shall not include any of WG’s processes, applications, techniques, software, data, source code, and related materials and any patents, copyrights, trademarks, trade secrets, and other rights and protections associated therewith, that is utilized by WG in performing the Services (hereinafter collectively referred to as “WG Base IP”). WG Base IP shall remain the sole and exclusive property of WG.

3.	Termination. Either party may terminate this Agreement for any reason upon 48 hours’ prior written notice to the other party. Upon termination, Client shall pay WG’s final invoice for all amounts due under the terms of Section 4 below. The obligations of the parties under Sections 2 (Rights of Title), 4 (Payments), 5 (Indemnification), 6 (Limitation of Liability), 7 (Confidential Information), 8 (Recruiting of Personnel), 11 (Disputes) and any other provision which must survive termination in order to be fully operative shall survive the termination of this Agreement.

4.	Payment. WG shall be paid for the Services and reimbursed for Expenses as set forth in the Engagement Letter. Additionally, the parties agree that:

a)	WG shall invoice Client on a weekly basis. Invoices are due and payable within 30 days of Client’s receipt of same. In the event that Client disputes part of the invoice, Client shall notify WG and shall pay the undisputed portion within 30 days of Client’s receipt of the invoice. Client’s failure to object to any invoice within such 30-day period shall constitute Client’s acquiescence with, and waiver of any objection to, such invoice

b)	If WG does not receive payment as set forth herein, WG reserves the right, without liability, in addition to any other rights it may have, to suspend the Services, including any report (oral or written), until such payment is made in full, and charge interest on the amount past due at the lesser of 1.5% per month or the maximum allowed by applicable law.

Wedge International Tower • 1415 Louisiana • Suite 3500 Houston, TX 77002 Phone 713-357-4900

c)	Any estimate of anticipated Fees or Expenses that may be provided to Client prior to or during the course of providing the Services is WG’s best estimate of the time and expenses that will be required or incurred to complete the Services based on the information available to WG at the time. Under no circumstances shall any estimate be deemed a maximum fee or a fixed price.

d)	Client shall be responsible for payment of all sales taxes on professional services, if any, levied upon the Services provided under this Agreement.

5.	Indemnification of Third-Party Claims.

a)	Each party (an “Indemnifying Party”) agrees to protect, indemnify, defend and hold harmless the other party and their employees, agents and affiliates (collectively, “Indemnified Parties”) from and against all claims, damages, losses, liabilities, and expenses, including, without limitation, court costs and reasonable attorneys’ fees, arising from third-party claims, lawsuits or subpoenas (collectively, “Damages”) relating to the acts or omission of the Indemnifying Party or its employees, agents and representatives. The Indemnified Parties agree to promptly notify the Indemnified Party in writing of any indemnifiable claim and give the Indemnifying Party the opportunity to defend or negotiate a settlement of any such claim, and the Indemnified Parties will fully cooperate with the Indemnifying Party, at the Indemnifying Party’s expense, in defending or settling such claim.

b)	The obligations under this Section 5 will inure to the benefit of the Indemnified Party’s current and former employees, agents and affiliates and their successors, assigns, and personal representatives.

6.	Limitation of Liability. Client understands and agrees that WG, its employees, agents and affiliates will not be liable to Client for (i) any punitive, incidental, consequential, special or indirect damages (including, without limitation, loss of profits, loss of business, reputation, or goodwill, loss of management or employee productivity) or (ii) any claims, damages, losses, liabilities or expenses, which directly result from any act or omissions of Client, or any party acting on Client’s behalf, including, but not limited to, the inaccuracy in or omission from any information or data supplied to WG by Client any party acting on Client’s behalf, and Client hereby waives any right to seek such damages against WG. Client further agrees that WG’s liability for any damages, arising out of WG’s performance of services under this Agreement shall not exceed the Fees paid to WG by Client under this Agreement.

7.	Confidential Information. Each party agrees that during and after the term of this Agreement it will keep secret and will not, without the prior written consent of the other, use or disclose to any third party any confidential or proprietary information relating to the business of the other party or that party’s customers learned by such party or disclosed to such party in connection with this Agreement. Except as otherwise provided in this section, all data and information of Client provided to, or collected by, WG in connection with this Agreement is deemed to be confidential information of Client. The restrictions of this Section 7 shall not apply to any information which (i) is or becomes generally available to the public other than as a result of a breach of this Section 7 by the receiving party, (ii) was available to the receiving party on a non-confidential basis prior to its disclosure under this Agreement, or (iii) becomes available to the receiving party on a non-confidential basis from a third party which was not itself bound by a confidentiality obligation and was free to disclose the information. If any court or regulatory order or other services of legal process requires a party to disclose information covered by this confidentiality obligation (“Compelled Party”), then the Compelled Party may make any disclosure required by law, but only after the Compelled Party has provided the other party with reasonable notice and opportunity to take action against any legally required disclosure to the extent it is practical to do so.

Wedge International Tower • 1415 Louisiana • Suite 3500 Houston, TX 77002 Phone 713-357-4900

8.	Recruiting of Personnel. It is not WG’s intent to provide personnel for direct hire by the Client; however, should Client hire or contract directly or indirectly with WG’s personnel or contractors that provided Services under this Agreement or any other agreement, Client shall pay WG a Fee equal to 25% of the annualized compensation of the individual hired or contracted with which will be earned by WG on the hire or start date and billed in accordance with the billing practices set forth herein.

9.	Entire Agreement. This Agreement, as well as any written amendments, shall constitute the entire agreement between the parties and supersedes all previous communications, representations, understandings, concurrent or subsequent agreements (other than the Engagement Letter), whether oral or written, between the parties or any officer or representative of the parties. Client has not relied upon any representations other than those set forth in this Agreement. In the event of a conflict in terms between these General Terms & Conditions and the terms of the Engagement Letter, the terms of these General Terms & Conditions shall control.

10.	Amendments. No amendments or other variation to this Agreement shall be effective unless in writing and signed by an authorized person on behalf of each party.

11.	Disputes. The parties agree that they will work in good faith to resolve any disputes that may arise under this Agreement. If a dispute cannot be resolved by the parties, the matter will be submitted to nonbinding mediation before either party pursues any other remedies. The prevailing party shall be entitled to reasonable attorneys’ fees and costs incurred in enforcing this Agreement or enforcing any judgment entered by any court having jurisdiction.

12.	Governing Law/Venue. The laws of the State of Texas shall govern this Agreement. Both parties consent to the jurisdiction of the courts in the State of Texas in the event of any litigation arising out of or in any way connected with this Agreement. Both parties agree that the exclusive jurisdiction and the proper venue for any such action brought hereunder will be the courts of the State of Texas or the federal courts sitting in Harris County.

13.	Waiver of Jury Trial. The parties hereby waive their right to jury trial on any legal dispute arising from or relating to this Agreement and consent to the submission of all issues of fact and law arising from this Agreement to the judge of a court of competent jurisdiction as otherwise provided above.

14.	Severability. If any provision of this Agreement is determined to be unenforceable or invalid, the remaining provisions of this Agreement shall remain in full force and effect.

15.	Force Majeure. WG and Client shall not be liable for any failure to perform or delay in performance of its obligations under this Agreement, resulting from any actual or potential acts of God, war, terrorism, riot, strike, lockout or other labor dispute, the elements or any other cause beyond the reasonable control of the party failing to perform.

16.	Notices. Any notices required under this Agreement shall be in writing. Notices shall be delivered in person or sent by overnight courier or facsimi1e addressed to the addresses set forth in the relevant Engagement Letter. Notice shall be effective when sent by overnight courier or facsimile or upon delivery if delivered in person.

Wedge International Tower • 1415 Louisiana • Suite 3500 Houston, TX 77002 Phone 713-357-4900

17.	Assignment. Neither party may assign any rights, interests or obligations set forth in this Agreement to any third party without the other party’s prior written consent. The parties’ obligations under this Agreement will be binding upon each party’s respective successors and assigns.

For WG Consulting, LLC	For Energy Hunter Resources, Inc.
By:	By:

Todd Rimmer	Roger Burks & Gary C. Evans
Title: Executive Managing Director/President	Titles: Interim-CFO & Chairman and CEO

Date:	Date:

Wedge International Tower • 1415 Louisiana • Suite 3500 Houston, TX 77002 Phone 713-357-4900